Filed by Time Warner Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company:  Time Warner Inc.
Commission File No.: 1-15062

On October 24, 2016, Time Warner Inc. made the following communication available to its employees:

As you have all read by now, AT&T has made an offer to acquire Time Warner.  The terms of the deal have been widely reported, amounting to $107.50 per Time Warner share, a premium of more than 35% per share based on last Wednesday’s closing price.

I think there’s great cause to be excited about the possibilities that this deal provides not only to Time Warner but HBO specifically. As you are all aware, we recently completed a distribution deal with AT&T, which creates momentum for them to market and sell HBO across a variety of platforms from satellite to wireless to broadband.  We concluded that deal with particular enthusiasm given their proven track record as distributors.  Knowing something of their respect and enthusiasm for our company, we can all feel very good about the potential opportunities that this partnership presents.

More details about the deal can be found on Jeff’s video which was distributed on MyTW. It is worth watching to hear his perspective on why this deal makes so much sense for all of us.  Obviously there’ll be more specifics to come in the weeks and months ahead which I and the management team will share with all of you as we embark upon this new chapter in the evolution of our company.

In the meantime, let’s continue to do what we do best -- – create and market the best content in the world.

Important Information

Cautionary Language Concerning Forward-Looking Statements

Information set forth in this communication, including financial estimates and statements as to the expected timing, completion and effects of the proposed transaction between Time Warner Inc. (“Time Warner”) and AT&T Inc. (“AT&T”), constitute forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and the rules, regulations and releases of the Securities and Exchange Commission.  These forward-looking statements are subject to risks and uncertainties, and actual results might differ materially from those discussed in, or implied by, the forward-looking statements. Such forward-looking statements include, but are not limited to, statements about the benefits of the proposed transaction, including future financial and operating results, the combined company’s plans, objectives, expectations and intentions, and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of the management of Time Warner and AT&T and are subject to significant risks and uncertainties outside of our control.

Among the risks and uncertainties that could cause actual results to differ from those described in the forward-looking statements are the following: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the Merger Agreement, (2) the risk that Time Warner’s stockholders may not adopt the Merger Agreement, (3) the risk that the necessary regulatory approvals may not be obtained or may be obtained subject to conditions that are not anticipated, (4) risks that any of the closing conditions to the proposed transaction may not be satisfied in a timely manner, (5) risks related to disruption of management time from ongoing business operations due to the proposed transaction, (6) failure to realize the benefits expected from the proposed transaction, (7) the effect of the announcement of the proposed transaction on the ability of Time Warner and AT&T to retain customers and retain and hire key personnel and maintain relationships with their suppliers, and on their operating results and businesses generally and (8) potential litigation in connection with the proposed transaction. Discussions of additional risks and uncertainties are and will be contained in Time Warner’s and AT&T’s filings with the SEC. Neither Time Warner nor AT&T is under any obligation, and each expressly disclaim any obligation, to update, alter, or otherwise revise any forward-looking statements, whether written or oral, that may be made from time to time, whether as a result of new information, future events, or otherwise.  Persons reading this communication are cautioned not to place undue reliance on these forward-looking statements which speak only as of the date hereof.

No Offer or Solicitation
This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Important Information and Where to Find It
In connection with the proposed transaction, AT&T will file with the SEC a registration statement that includes a preliminary prospectus regarding the transaction and Time Warner will file with the SEC a proxy statement with respect to a special meeting of Time Warner’s stockholders to approve the transaction. The definitive proxy statement/prospectus will be mailed to the security holders of Time Warner. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT TIME WARNER, AT&T AND THE TRANSACTION.
Investors and security holders will be able to obtain these materials, when they are available, and other relevant documents filed with the SEC free of charge at the SEC’s website, www.sec.gov. Copies of documents filed with the SEC by Time Warner will be made available free of charge on Time Warner’s investor relations website. Copies of documents filed with the SEC by AT&T will be made available free of charge on AT&T’s investor relations website.

Certain Information Regarding Participants
Time Warner, AT&T and certain of their respective directors, executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Time Warner’s directors and executive officers is available in Time Warner’s Annual Report on Form 10-K for the year ended December 31, 2015, which was filed with the SEC on February 25, 2016, and in its proxy statement for the 2016 Annual Meeting which was filed with the SEC on April 29, 2016. To the extent holdings of Time Warner securities have changed since the amounts printed in the proxy statement for the 2016 Annual Meeting, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Information regarding AT&T’s directors and executive officers is available in AT&T’s Annual Report on Form 10-K for the year ended December 31, 2015, which was filed with the SEC on February 18, 2016 and in its proxy statement for the 2016 Annual Meeting which was filed with the SEC on March 11, 2016. To the extent holdings of AT&T’s securities have changed since the amounts printed in the proxy statement for the 2016 Annual Meeting, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the registration statement and proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available. These documents will be available free of charge from the sources indicated above.